UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

2021 Annual General Meeting of International Game Technology PLC

On May 11, 2021, International Game Technology PLC (NYSE:IGT) (the "Company") held its annual general meeting of shareholders (the “2021 AGM”). At the 2021 AGM, 21 matters were considered and acted upon, including ten matters consisting of the continued appointment of ten members of the board of directors of the Company. Each of the resolutions 1 through 22 (other than resolution 5 which was withdrawn due to the director’s decision not to stand for re-election subsequent to the issue of the notice of 2021 AGM) were adopted. The results of the voting, including the number of votes cast for and against, abstentions and broker non-votes, are set forth in Exhibit 99.1 which is being furnished herewith.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	Results of Annual General Meeting, held May 11, 2021

EXHIBIT INDEX

Exhibit Number	Description

99.1	Results of Annual General Meeting, held May 11, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2021	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Company Secretary

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